[Company Letterhead]

May 5, 2014

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Parsley Energy, Inc.

Registration Statement on Form S-1

Filed April 11, 2014

File No. 333-195230

Ladies and Gentlemen:

Set forth below are the responses of Parsley Energy, Inc. (the “Company”, “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated April 24, 2014, with respect to Registration Statement on Form S-1, File No. 333-195230, filed with the Commission on April 11, 2014 (the “Registration Statement”).

Concurrently with the submission of this letter, we are filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”) through EDGAR.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the Registration Statement on Form S-1 unless otherwise specified.

Registration Statement on Form S-1

Recent Developments, page 7

Recent Acquisition Activity, page 7

1.	Disclosure in your filing states that you agreed to acquire acreage in your Midland Basin-Core area for total consideration of $169 million in March 2014. Please tell us how you considered the disclosure requirements per Rule 3-05 of Regulation S-X.

RESPONSE:

We acknowledge the Staff’s comment and have included the financial statements required by Rule 3-05 of Regulation S-X in Amendment No. 1. Please see pages F-76 through F-80.

Securities and Exchange Commission

May 5, 2014

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 71

Revolving Credit Facility, page 72

2.	We note you have provided disclosure regarding a waiver received in April 2014 related to non-compliance with the quarterly current ratio requirement under your credit facility. Please expand your disclosure to address the reasonably likely impact of a covenant breach on your financial condition or operating performance and describe any steps you intend to take in the future to avoid a covenant breach. Refer to section IV of SEC Release 33-8350.

RESPONSE:

We acknowledge the Staff’s comment and have revised the disclosure as requested. Please see page 77.

Pro Forma Consolidated Financial Statements

Pro Forma Consolidated Statement of Operations, page F-5

3.	We note that pro forma adjustment (e) on page F-5 appears to relate to tax associated with the Merit Acquisition, but footnote (e) on page F-8 discusses interest expense and amortization of debt discount. We note similar inconsistencies with regard to footnote (f). Please revise as appropriate.

RESPONSE:

We acknowledge the Staff’s comment and have revised the disclosure as requested. Please see pages F-5 and F-10.

Parsley Energy, LLC

Notes to Consolidated and Combined Financial Statements

Note 15 – Supplemental Disclosure of Oil and Natural Gas Operations, page F-44

Standardized Measure of Discounted Future Net Cash Flows, page F-47

4.	Please provide us with a reconciliation of the future development costs of $515.2 million used in your calculation of the standardized measure of discounted future net cash flows (i.e., approximately $16.46 per Boe to convert 31,295 MBoe of proved undeveloped reserves) to the amount actually expended during the fiscal year ended December 31, 2013 (i.e., approximately $46.56 per Boe). Your response should explain how the factors considered in determining the standardized measure of discounted future net cash flows differ from your recent experience regarding cash expended to convert PUDs.

Securities and Exchange Commission

May 5, 2014

RESPONSE:

We acknowledge the Staff’s comment. The disclosure of $268.4 million of costs incurred in 2013 related to the development of PUDs in the Registration Statement erroneously included $189.5 million of other development costs incurred in 2013. The costs incurred in the year ended December 31, 2013 for the development of PUDs were approximately $78.9 million, or $13.68 per boe, to convert 5,764 Mboe of proved undeveloped reserves.

We have provided revised disclosure on page 97 of Amendment No. 1 to correct this error.

Merit Assets Acquisition

Notes to the Statements of Revenues and Direct Operating Expenses of Properties Acquired by Parsley Energy, LP

Note 6 – Supplemental Disclosure of Oil and Natural Gas Operations, page F-52

5.	We note that your disclosure of the changes in standardized discounted cash flows includes an adjustment for “Extensions and discoveries, net of future development costs.” However, it does not appear that your disclosure of changes in proved reserves includes an adjustment for extensions and discoveries. Please revise to address this apparent inconsistency.

RESPONSE:

We acknowledge the Staff’s comment and have revised the disclosure as requested. Please see page F-74.

Exhibits

6.	We remind you to file all omitted exhibits with sufficient time for staff review. Also, please ensure that all material contracts you file as exhibits are complete. For example, we note that the agreements filed as Exhibits 10.1 and 10.2 appear to reference missing schedules and exhibits. Please refile such agreements to include all missing schedules and exhibits. Refer to Item 601(b)(10) of Regulation S-K. See also Instruction 2 to Item 601 of Regulation S-K.

Securities and Exchange Commission

May 5, 2014

RESPONSE:

We acknowledge the Staff’s comment and undertake to file all omitted exhibits with sufficient time for Staff review. In addition, we have refiled Exhibits 10.1 and 10.2 with all missing schedules and exhibits.

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Securities and Exchange Commission

May 5, 2014

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Douglas E. McWilliams of Vinson & Elkins L.L.P. at (713) 758-3613 or Matthew R. Pacey of Vinson & Elkins L.L.P. at (713) 758-4786.

Very truly yours,

PARSLEY ENERGY, INC.

By:	/s/ Colin W. Roberts
Name:	Colin W. Roberts
Title:	General Counsel

Enclosures

cc:

Ryan Dalton, Parsley Energy, Inc.

Douglas E. McWilliams, Vinson & Elkins LLP

Matthew R. Pacey, Vinson & Elkins LLP

J. Michael Chambers, Latham & Watkins LLP

Keith Benson, Latham & Watkins LLP